Exhibit 99.1

February 16, 2022

GOLD STANDARD VENTURES FEASIBILITY STUDY UPDATE AND CONFERENCE CALL

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announces an update to the base case scenario of the South Railroad Project Feasibility Study and timing of the Feasibility Study conference call. Investors, media and the public are invited to listen to the conference call.

Jason Attew, President and CEO, commented, “The imminent release of the South Railroad Project Feasibility Study is an important milestone for Gold Standard to achieve our goal of becoming the low-cost junior producer of choice in Nevada. Final trade-off study analysis completed by our technical team and consultants indicates that a processing scenario of run-of-mine only (“ROM Only”) heap leaching maximizes the value and returns of the project and will be run as the base case in our Feasibility Study (versus the high-pressure grinding rollers (“HPGR”) crushing circuit case). Additional benefits of the ROM Only processing scenario include higher free cash flow over the first five years of operations and a faster payback of initial capital, allowing us to focus on exploration programs targeting the expansion of oxide and sulphide mineralization across our +21,000 hectare property package with a stronger pro-forma balance sheet.”

  Conference call and webcast: Thursday, February 24, 2022, at 10:00 pm PT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (604) 638-5340
Webcast: https://services.choruscall.ca/links/goldstandard20220224.html

  The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1857
All other callers:	+1 (604) 674-8052, replay code 1857

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the potential financing and construction of the South Railroad Project (“SRP”), and becoming a low-cost gold producer are forward looking statements. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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